Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 23 March 2010


10015431

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find today's convocation for the Annual General Meeting of Shareholders of ordinary shares Heineken Holding N.V., to be held on 22 April 2010.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encl.

dlw 3/29

HEINEKEN HOLDING N.V.
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held at **Beurs van Berlage, Damrak 243, Amsterdam, on Thursday, 22 April 2010 at 4 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished.**
The Beurs van Berlage will be open from 1 p.m.

The agenda with the explanatory notes, the annual report as well as the financial statements relating to the financial year 2009 and the information as referred to in Section 392, subsection 1, Book 2 of the Dutch Civil Code, can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as through The Royal Bank of Scotland N.V. (RBS), telephone number +3120 464 3707 or e-mail corporate.actions@rbs.com
All published documents can also be found at www.heinekeninternational.com/agm

Agenda
Opening
1. Report for the financial year 2009.
2. Adoption of the financial statements for the financial year 2009.
3. Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10, paragraph 6, of the Articles of Association.
4. Discharge of the members of the Board of Directors.
5. Proposal to approve the acquisition of 100% of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) by Heineken N.V. via an all share transaction.
6. Authorisations
   a. Authorisation of the Board of Directors to acquire own shares.
   b. Authorisation of the Board of Directors to issue shares to FEMSA (and its affiliates).
   c. Authorisation of the Board of Directors to issue (rights to) shares for other purposes.
   d. Authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights.
7. Corporate Governance, 'Comply or Explain'.
8. Appointment of Mr J.A. Fernández Carbajal as member of the Board of Directors.

Closure
All agenda items are subject to approval of the Annual General Meeting of Shareholders, except for agenda items 1, 3 and 7.

Record date
The Board of Directors has determined that only those persons will be eligible to attend and vote at the Annual General Meeting of Shareholders on 22 April 2010, who are entered in one of the registers designated by the company on Thursday, 1 April 2010 (the record date), after all entries and deletions have been made for that day, and for whom applications have been made in accordance with the procedure hereinafter described.

Application and registration

Holders of bearer shares

The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the record date. Holders of bearer shares wishing to attend the meeting and exercise the rights attached to bearer shares must apply via their bank to RBS not later than 15 April 2010 under submission of a confirmation that the relative shares are registered on the record date. After receipt of the application, RBS will send a registration ticket to those shareholders; this ticket also serves as admission ticket for the meeting.

Holders of registered shares

Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 15 April 2010. Provided they are entered in the company's register of shareholders on 1 April 2010, they will then receive an admission ticket for the meeting.

Electronic voting instruction

Heineken Holding N.V. offers the possibility for shareholders to submit their voting instruction through internet, in case they are unable to attend the Annual General Meeting of Shareholders. When submitting the voting instruction one can also make use of split voting.
Shareholders first have to register as described above and can then submit their voting instructions through the website (www.heinekeninternational.com/agm) with the help of their registration ticket till ultimately 20 April 2010, 9 a.m.

Observers General Meeting of Shareholders Heineken N.V.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observer. The above-mentioned registration ticket will also serve as admission ticket for this meeting.
The Heineken N.V. meeting will be held at Beurs van Berlage at 2 p.m. on Thursday, 22 April 2010.

Identification

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document.

Webcast

The meeting will be audiowebcast live and in full via
www.heinekeninternational.com/webcast/investors

The Board of Directors

Amsterdam, 23 March 2010